SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)

Telesat Corporation
(Name of Issuer)

Class A common and Class B variable voting shares, no par value per share
(Title of Class of Securities)

________879512309_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

____________________January 30, 2023________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 879512309
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 975,467 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 975,467 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 975,467 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 7.81%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 879512309
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,536,307 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,604,007 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,604,007 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 12.85%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 879512309
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 28,600 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 28,600 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 28,600 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.23%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 879512309
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 70,151 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 70,151 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 70,151 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.56%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 879512309
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 64,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 64,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 64,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.51%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 879512309
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 15,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 15,000 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 15,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.12%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 879512309
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 450 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 450 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 450 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 879512309
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 6,100 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 6,100 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 6,100 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.05%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 879512309
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
This Amendment No. 8 to Schedule 13D on the Class A common and Class B variable voting shares (the “Common Shares”) of Telesat Corporation is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on November 23, 2021.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 2. Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
              This statement is being filed by various entities which except for LICT Corporation (“LICT) and CIBL, Inc. (“CIBL”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds and as a registered broker-dealer.  Certain of these entities may also make investments for their own accounts. Mario J. Gabelli (“Mario Gabelli”) is deemed to directly or indirectly control these entities through his ownership interest.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Associated Capital Group, Inc. (“AC”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, LLC (“Teton Advisors”), Gabelli & Company Investment Advisers, Inc. (“GCIA”), Morgan Group Holding Co., (“MGH”), G.research, LLC (“G.research”), MJG Associates, Inc. (“MJG Associates”), Gabelli Securities International (Bermuda) Limited (“GSIL”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, LICT and CIBL.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company whose stock is quoted on the OTCQX platform, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA or its relying advisers, act as a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, Gabelli Intermediate Credit Fund L.P., GAMA Select Plus Master Fund, Ltd., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research is a wholly owned subsidiary of MGH. G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which may as a part of its business purchase and sell securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The Gabelli International Growth Fund, Inc., The Gabelli Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focused Growth and Income Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources, Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Gabelli Merger Plus+ Trust Plc,  The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Media Mogul Fund, The Gabelli Pet Parents’ Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd., Gabelli Growth Innovators ETF, Gabelli Love Our Planet & People ETF, Gabelli Automation ETF, Gabelli Commercial Aerospace & Defense ETF (collectively, the “Funds”), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Convertible Securities Fund, The Teton Westwood Balanced  Fund, The TETON Westwood Smallcap Equity Fund,  and The TETON Westwood  Equity Fund. The TETON Westwood Mighty Mites Fund and the Teton Convertible Securities Fund are subadvised by Gabelli Funds, and their holdings are included in this filing.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, co-Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton and MGH.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, MGH and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $1,894,092 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recently filing on Schedule 13D. GAMCO used approximately $1,678,772 of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional Securities for such clients. Foundation used approximately $215,320 of funds of a private entity to purchase the additional Securities reported by it.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
 (a) The aggregate number of Securities to which this Schedule 13D relates is 2,763,775 shares, representing 22.14% of the 12,482,410 shares outstanding as reported by the Issuer in its most recently filed Quarterly Report filed November 8, 2022. The Reporting Persons beneficially own those Securities as follows:
Name	Common Shares	% of Common Shares
Gabelli Funds	975,467	7.81%
GAMCO	1,604,007	12.85%
GCIA	70,151	0.56%
AC	6,100	0.05%
MJG Associates	28,600	0.23%
Foundation	64,000	0.51%
GGCP	15,000	0.12%
GBL	450	0.00%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons. AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 67,700 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
 (e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 31, 2023

GGCP, INC.
MARIO J. GABELLI
 GABELLI FOUNDATION, INC.
MJG ASSOCIATES, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Gabelli Funds, LLC

  GAMCO INVESTORS, INC.

By:/s/ Peter D. Goldstein
     Peter D. Goldstein
                General Counsel – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
   President – Gabelli & Company Investment Advisers, Inc.

SCHEDULE I
     Information with Respect to Executive
Officers and Directors of the Undersigned
Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, G.research, LLC, Teton Advisors, LLC, or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, or Gabelli & Company Investment Advisers, Inc. or Associated Capital Group, Inc., the business address of each of which is 191 Mason Street, Greenwich, CT 06830 and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Operating Partner
AE Industrial Partners, LP
2500 N. Military Trail, Suite 470
Boca Raton, FL 33431

Mario J. Gabelli Elisa M. Wilson Douglas R. Jamieson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

President and Chief Executive Officer of Associated Capital Group, Inc.
President, Chief Operating Officer and Managing Director of GAMCO Asset Management Inc.

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Agnes Mullady	Former Senior Vice President of GAMCO Investors, Inc.
Alexis Glick	Former Chief Executive Officer of GENYOUth
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Peter D. Goldstein Kieran Caterina	General Counsel Chief Accounting Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro Paul Swirbul Christopher Desmarais
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
David Goldman	Vice President, Corporate Development and General Counsel
Richard Walz	Chief Compliance Officer
Kieran Caterina	Chief Accounting Officer
John Ball	Senior Vice President, Fund Administration

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, LLC One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp
Elisa M. Wilson	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, LLC Directors:
Marc Gabelli Vincent J. Amabile Stephen G. Bondi, CPA Aaron J. Feingold, M.D. Nicholas F. Galluccio Kevin M. Keeley James C. Abbott, CFA, CAIA Herve D. Francois Jason D. Lamb
Chief Executive Officer & Chairman of the Board

Founder- Amabile Partners

Chief Financial Officer – Mittleman Brothers, LLC

President and Founder – Raritan Bay Cardiology Group

Chairman of Teton Advisors, LLC

President & Executive Chairman – Keeley Teton Advisors, LLC

Former Chairman and CEO of Carillon Tower Advisors

Multifamily real estate investors

Special advisor to the LGL Systems Acquisition Corporation

Officers:
Marc Gabelli Patrick B. Huvane, CPA, CFA Casey Haars Tiffany Hayden	See above Chief Financial Officer Controller Chief Compliance Officer

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Richard T. Prins	Former Partner Skadden, Arps, Slate, Meagher & Flom LLP
Salvatore F. Sodano	Vice Chairman – Retired Broadridge Financial Solutions
Frederic V. Salerno	See above
Elisa M. Wilson	Director
Officers:
Mario J. Gabelli Douglas R. Jamieson Patrick Huvane Ian McAdams Peter D. Goldstein David Goldman	Executive Chairman President and Chief Executive Officer Interim Co-Chief Financial Officer Interim Co-Chief Financial Officer Chief Legal Officer General Counsel

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson John Givissis Craig A. Weynand	Chief Executive Officer and President Controller Chief Compliance Officer
G.research, LLC
Officers:
Cornelius V. McGinity	Office of the Chairman
Vincent Amabile	President
Walter Costenbader Joseph Fernandez	Chief Compliance Officer Controller and Financial and Operations Principal

SCHEDULE II
INFORMATION WITH RESPECT TO
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                         SHARES PURCHASED        AVERAGE
DATE                       SOLD(-)                                PRICE

 CLASS B COMMON SHARES – TELESAT CORPORATION

ASSOCIATED CAPITAL GROUP, INC.
12/30/2022	-933	7.2015
12/29/2022	-767	7.2561
12/28/2022	-1,000	7.1787
12/27/2022	-300	7.0847
12/14/2022	-3,000	6.7525
12/13/2022	-1,000	7.0500

GABELLI & COMPANY INVESTMENT ADVISERS, INC.
GABELLI ASSOCIATES FUND
12/30/2022	-6,400	7.2015
12/29/2022	-6,900	7.2561
12/28/2022	-8,700	7.1787
12/27/2022	-4,569	7.0847
GABELLI INTERMEDIATE CREDIT FUND , L.P.
12/19/2022	500	6.3400
GABELLI MULTIMEDIA PARTNERS, L.P.
1/9/2023	-2,500	9.8868
12/9/2022	2,500	7.4800
GABELLI ASSOCIATES FUND II
12/30/2022	-2,270	7.2015
12/29/2022	-2,300	7.2561
12/28/2022	-2,900	7.1787
12/27/2022	-1,800	7.0847

GABELLI FOUNDATION, INC.
12/19/2022	4,000	6.3000
12/12/2022	10,000	7.3800
12/9/2022	6,000	7.5200

GABELLI FUNDS, LLC
GABELLI ASSET FUND
1/26/2023	-1,000	8.8737
1/23/2023	-2,000	8.8093
1/18/2023	3,000	9.7000
12/23/2022	-2,000	6.4958
12/22/2022	-2,000	6.4821
12/21/2022	-3,500	6.6026
12/21/2022	-2,000	6.6500
12/19/2022	-2,500	6.2824
12/16/2022	-2,000	6.5872
12/16/2022	-1,500	6.7614
12/16/2022	-1,000	6.6800
12/15/2022	-1,500	6.5792
12/14/2022	-2,000	6.6925
GABELLI EQUITY INCOME FUND
1/18/2023	2,000	9.6800
GABELLI EQUITY TRUST
1/13/2023	-3,000	10.0018
1/12/2023	-3,000	10.0103
12/12/2022	-3,000	7.4003
12/8/2022	-2,000	7.5134
12/5/2022	-10,000	8.4137
12/2/2022	-1,560	9.0847
GABELLI ENTERPRISE M&A FUND
1/11/2023	1,400	10.0843
GDL FUND
1/13/2023	5,000	10.0200
GABELLI DIVIDEND & INCOME TRUST
12/22/2022	-3,000	6.5047
12/20/2022	-3,000	6.2856
GABELLI MULTIMEDIA TRUST
12/6/2022	1,000	7.6753
12/5/2022	3,000	8.9100
GABELLI GLOBAL SMALL & MIDCAP VALUE TRUST
12/12/2022	1,000	7.5490
GABELLI GLOBAL UTILITY & INCOME TRUST
1/11/2023	3,000	10.0684
1/9/2023	1,000	9.9345
12/22/2022	2,000	6.5525
GABELLI MEDIA MOGUL FUND
12/19/2022	1,000	6.5100
11/30/2022	2,000	8.2342
GABELLI SMALL CAP GROWTH FUND
1/18/2023	8,800	9.8527
1/12/2023	2,000	10.0530
GABELLI UTILITIES FUND
1/9/2023	5,000	10.0200
GABELLI UTILITY TRUST
12/30/2022	1,646	7.2799
12/27/2022	2,400	6.9900
GABELLI VALUE 25 FUND
1/30/2023	-1,500	9.3047
1/27/2023	-1,124	9.3183
1/24/2023	-1,376	9.2979
1/23/2023	-1,000	9.2770
1/18/2023	-2,000	9.9001
1/17/2023	-2,000	9.7924
1/13/2023	-4,000	9.9694
1/12/2023	-4,000	9.9293

GAMCO ASSET MANAGEMENT INC.
1/30/2023	3,660	9.0465
1/30/2023	4,700	9.1745
1/30/2023	-5,000	9.2164
1/30/2023	6,850	9.3416
1/30/2023	800	9.4764
1/27/2023	500	9.0500
1/27/2023	-2,000	9.2240
1/27/2023	6,486	9.2818
1/26/2023	2,150	8.7500
1/25/2023	1,500	8.9273
1/25/2023	-2,000	9.1310
1/25/2023	2,000	9.1500
1/24/2023	2,700	9.3025
1/23/2023	3,000	8.7500
1/23/2023	-2,000	8.8401
1/23/2023	800	9.0338
1/20/2023	2,200	8.3717
1/20/2023	2,500	8.4065
1/19/2023	-2,000	8.6052
1/18/2023	420	9.3406
1/18/2023	474	9.7800
1/18/2023	600	9.9985
1/17/2023	7,526	9.7800
1/17/2023	2,000	9.7900
1/17/2023	-2,400	9.7909
1/17/2023	7,600	9.9522
1/13/2023	1,200	9.9350
1/13/2023	9,385	9.9861
1/12/2023	5,615	9.9226
1/11/2023	-1,480	9.9077
1/11/2023	1,000	9.9875
1/11/2023	800	10.0654
1/10/2023	1,000	10.1730
1/10/2023	3,000	10.1950
1/9/2023	1,042	9.9309
1/9/2023	3,000	9.9784
1/9/2023	1,000	10.1690
1/4/2023	500	9.3248
1/3/2023	732	7.7000
1/3/2023	500	8.1000
1/3/2023	5,000	8.5952
12/30/2022	-1,250	7.0518
12/30/2022	-300	7.0800
12/30/2022	-650	7.0859
12/30/2022	-1,100	7.0972
12/30/2022	4,000	7.1070
12/30/2022	-500	7.1072
12/30/2022	-1,250	7.1148
12/30/2022	-1,250	7.1348
12/30/2022	1,290	7.1896
12/30/2022	-1,750	7.2177
12/30/2022	1,000	7.2590
12/29/2022	-300	7.0500
12/29/2022	-400	7.1896
12/29/2022	-949	7.2273
12/29/2022	-150	7.2500
12/29/2022	900	7.2700
12/29/2022	10,000	7.2864
12/29/2022	-350	7.3800
12/28/2022	-800	7.0927
12/28/2022	500	7.1200
12/28/2022	325	7.1900
12/28/2022	1,500	7.2630
12/27/2022	-2,800	6.9900
12/27/2022	-800	7.0847
12/27/2022	10,000	7.1696
12/23/2022	500	6.5500
12/23/2022	-3,000	6.6203
12/23/2022	15,000	6.6621
12/22/2022	5,500	6.5444
12/22/2022	4,000	6.5449
12/22/2022	-7,000	6.5645
12/22/2022	5,000	6.5675
12/22/2022	500	6.5800
12/21/2022	-2,900	6.6434
12/21/2022	3,000	6.7221
12/20/2022	-1,250	6.2000
12/20/2022	-5,000	6.2037
12/20/2022	500	6.2200
12/20/2022	8,000	6.2478
12/19/2022	-1,000	6.1010
12/19/2022	5,000	6.2800
12/19/2022	-5,000	6.3000
12/19/2022	6,000	6.3600
12/19/2022	-200	6.3750
12/19/2022	400	6.4000
12/16/2022	1,000	6.5800
12/16/2022	-350	6.6061
12/14/2022	300	6.9600
12/13/2022	-4,100	7.0080
12/13/2022	4,000	7.0500
12/12/2022	-660	7.2027
12/12/2022	-10,700	7.2556
12/12/2022	2,000	7.2800
12/12/2022	2,500	7.3054
12/12/2022	-3,000	7.3108
12/9/2022	3,800	7.5777
12/8/2022	200	7.6266
12/8/2022	-1,000	7.7435
12/8/2022	4,000	7.8090
12/8/2022	200	7.9802
12/8/2022	1,335	8.0145
12/7/2022	-3,000	7.7398
12/7/2022	4,000	7.9377
12/7/2022	-500	8.0000
12/7/2022	4,000	8.0576
12/6/2022	300	7.8600
12/6/2022	-800	8.1000
12/5/2022	-600	8.1699
12/5/2022	-1,000	8.3270
12/5/2022	3,600	8.7693
12/2/2022	596	8.8500
12/2/2022	-200	8.8600
12/2/2022	-3,000	9.0000
12/2/2022	-500	9.0360
12/1/2022	4,804	8.8698
12/1/2022	2,000	8.8800
12/1/2022	-600	8.9500
11/30/2022	-1,700	8.2500
11/30/2022	500	8.4500
11/30/2022	-2,000	8.4583

GGCP, INC.
12/19/2022	-6,000	6.2155
12/5/2022	-1,000	8.9100

MJG ASSOCIATES, INC.
GABELLI INTERNATIONAL LIMITED
12/19/2022	1,000	6.3000
GABELLI PERFORMANCE PARTNERSHIP
12/27/2022	-500	6.9900
GABELLI FUND, LDC
1/18/2023	-1,400	9.3787
12/16/2022	500	6.5800
12/5/2022	900	8.7800

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NASDAQ.

(2) PRICE EXCLUDES COMMISSION.